Exhibit 99.1

Scorpio Tankers Inc. Announces Third Quarter and Nine Months 2011 Financial Results

Monaco—(Marketwire –November 14, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) – today reported its results for the three and nine months ended September 30, 2011.

The Company recorded a net loss of $6.9 million or $0.22 basic and diluted loss per share for the three months ended September 30, 2011 compared to a net loss of $1.6 million or $0.09 basic and diluted loss per share for the three months ended September 30, 2010.  The weighted average number of shares outstanding was 30,895,545 (basic and diluted) for the three months ended September 30, 2011, and 18,406,338 (basic and diluted) for the three months ended September 30, 2010.

The Company recorded a net loss of $11.0 million or $0.40 basic and diluted loss per share for the nine months ended September 30, 2011 compared to a net loss of $0.1 million or $0.01 basic and diluted loss per share for the nine months ended September 30, 2010.  The weighted average number of shares outstanding was 27,455,123 (basic and diluted) for the nine months ended September 30, 2011, and 13,896,039 (basic and diluted) for the nine months ended September 30, 2010.

Summary of Recent and Third Quarter Highlights:

●	Operating cash flow before changes in assets and liabilities of $5.7 million for the nine months ended September 30, 2011 (see Non-GAAP Measure section below).

●	Successfully amended the 2010 Credit Facility, converting it from a term loan to a reducing revolving credit facility in July 2011.

●	Favorable amendments to certain financial covenants on the Company’s existing credit facilities.

●	Signing of newbuilding contracts in June 2011 for five MR vessels with expected delivery dates between July and October 2012.

●	Signing of term sheet for a credit facility to partially finance four of the five newbuilding vessels.

●	Delivery of two time chartered-in handymax vessels, Histria Perla and Histria Coral in July 2011.

●	Delivery of the time chartered-in LR2 vessel, Khawr Aladid in October 2011.

●
The Company repurchased 227,876 shares under its share buyback program at an average price per share of $6.04 in the third quarter and has repurchased 228,324 shares  at an average price per share of $5.48 in the fourth quarter .

Emanuele Lauro, chief executive officer and chairman of the board commented, "As we had indicated in our second quarter earnings release, our markets in the third quarter of 2011 reflected seasonal weakness as well as macroeconomic factors.  However, activity and freight levels have increased so far in the fourth quarter of 2011.  Short-term factors such as low inventories and weather, coupled with structural factors such as refinery closures, make us confident about the upcoming winter and our outlook for 2012."

Recent Highlights

Delivery of time chartered-in vessel

The Company took delivery of a chartered-in 2006 built LR2 product tanker (106,003 DWT), the Khawr Aladid, in October 2011.  The vessel will be chartered-in for six months at $12,000 per day, and the Company has options to extend the charter for a period up to two years from delivery at $13,250 per day.  The Khawr Aladid will participate in the Scorpio LR2 Pool, which is owned and operated by a related party.

Third Quarter 2011 Highlights

Signing of term sheet to finance four newbuilding vessels

On September 29, 2011, the Company executed a term sheet for a $92.0 million credit facility ("2011 Newbuilding Credit Facility") with Credit Agricole Corporate and Investment Bank ("CA-CIB") and Skandinaviska Enskilda Banken AB ("SEB") to partially finance four of the five newbuilding 52,000 DWT product tankers (MRs) that the Company has contracted to be built at the Hyundai Mipo Dockyard in South Korea as discussed in more detail below.

The 2011 Newbuilding Credit Facility with CA-CIB and SEB is for the partial financing of the pre-delivery and delivery installments for the four newbuildings, which are scheduled for delivery between July and October 2012. The facility is for an aggregate of $92.0 million to be made available in four tranches, one for each vessel in the amount of $23.0 million, which is approximately 61% of the contracted price for each vessel. Drawdowns will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent. The tranche relating to each vessel will be repaid after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years. The covenants and other conditions are similar to the Company's existing credit facilities.

The Company currently has $134.7 million remaining to be paid on the construction contracts for the four newbuildings and $33.6 million for the fifth newbuilding.  The Company is in discussions to obtain financing for the fifth newbuilding.

Amendments to financial covenants on existing credit facilities

The Company amended its financial covenants in the 2010 Credit Facility, 2011 Credit Facility, and the STI Spirit Credit Facility (as defined below). The material terms of the amendments provide that:

●
The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis.

●
With respect to the 2010 and 2011 Credit Facilities, unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under the 2010 Credit Facility, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel. This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.

Interest rate swap agreements

In August 2011, the Company entered into six interest rate swap agreements with three banks to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities.  The notional amount of the swaps relating to the 2011 Credit Facility is $24 million with an average fixed rate of 1.30% starting on July 1, 2012 and expiring on June 30, 2015.  The notional amount of the swaps relating to the 2010 Credit Facility is $51 million with an average fixed rate of 1.27% starting on July 1, 2012 and expiring on June 2, 2015.  All of the interest rate swap agreements qualify for hedge accounting; therefore, any adjustment to the market value of the interest rate swaps will appear in other comprehensive (loss) income.  The Company recorded a decrease of $0.6 million in the fair value of these swaps at September 30, 2011.

Amendment of the 2010 Credit Facility, converting it from a term loan to a reducing revolving credit facility

On July 12, 2011, the Company amended and restated its 2010 Credit Facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V..  The amended and restated loan agreement converts the 2010 Credit Facility from a term loan to a reducing revolving credit facility.  This gives the Company the ability to pay down the outstanding balance when it has excess cash and re-borrow from the total available commitments as needed.  As of November 14, 2011, the outstanding balance was $78.0 million and an additional $54.9 million was available to be re-borrowed.  The availability under the facility reduces by $4.1 million each quarter until the facility matures on June 2, 2015.

Delivery of two time chartered-in vessels

The Company took delivery of two time chartered-in vessels in July 2011.  The Histria Perla, a 2005 built Handymax product tanker (40,471 DWT) and the Histria Coral, a 2006 built Handymax product tanker (40,426 DWT), have each been chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively.  Each charter agreement includes an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.  The Histria Perla was delivered on July 15, 2011, and the Histria Coral was delivered on July 17, 2011.

Other 2011 Highlights

Signing of newbuilding contracts

On June 6, 2011, the Company announced that it signed contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct five 52,000 DWT product tankers for approximately $37.4 million each.  These vessels will be the first to be delivered from the Hyundai Group with new propulsion technology including the 'B' type ultra-long stroke electronically controlled main engine.  These enhancements are expected to reduce the vessels' consumption of fuel by approximately 10% compared to existing designs.  The vessels are scheduled to be delivered to the Company between July 2012 and October 2012.  As of November 14, 2011 an aggregate of $18.7 million has been paid to the shipyard for the five construction contracts (for estimated future payment dates see Construction in Progress Payments below).

Follow on Public Offering and Exercise of Over-Allotment Option

On May 18, 2011, the Company closed a sale of 6,900,000 shares of common stock from a follow-on public offering which amount included 900,000 shares pursuant to the underwriters' exercise of their over-allotment option at an offering price of $10.50 per share.  The Company received net proceeds of approximately $68.5 million, after deducting underwriters' discounts and offering expenses.  There were 31,573,718 shares outstanding as of September 30, 2011 and 31,345,394 shares outstanding as of November 14, 2011.

Delivery of STI Coral and STI Diamond

On May 10, 2011, the Company took delivery of the STI Coral and STI Diamond, 50,000 DWT product tankers, for an aggregate purchase price of $70.0 million.  The ships were built in 2008 at the STX shipyard in Korea and were charter-free.

2011 $150 Million Credit Facility

On May 3, 2011, the Company executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V. for a senior secured term loan facility of up to $150 million ("2011 Credit Facility").  Borrowings under the 2011 Credit Facility are available to be drawn down until May 3, 2012.  The 2011 Credit Facility matures on May 3, 2017 and will be used to finance up to 50% of the cost of future acquisition of vessels, which will be the collateral for the credit facility.

In May 2011, the Company drew down an aggregate of $35 million under the 2011 Credit Facility to finance the delivery of STI Coral and STI Diamond.  As of November 14, 2011, the facility had an outstanding balance of $34.3 million and $115 million was available for future vessel acquisitions.

Delivery of Kazdanga

On May 27, 2011, the Company took delivery of the Kazdanga, a 2007 built Handymax ice class 1B product tanker.  This vessel is chartered-in for one year at $12,345 per day. The agreement includes an option for the Company to extend the charter for an additional year at $13,335 per day.

Delivery of time chartered-in vessels

On January 26, 2011, the Company took delivery of Kraslava, a 2007 built Handymax ice-class 1B product tanker.  This vessel was chartered-in for one year at $12,070 per day.

On February 6, 2011, the Company took delivery of Histria Azure, a 2007 built Handymax product tanker.  This vessel was chartered-in for one year at $12,250 per day. The agreement includes an option for Scorpio Tankers to extend the charter for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

On March 1, 2011, the Company took delivery of Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker, which the Company previously agreed to time charter-in.  This vessel was chartered-in for 10 months at $12,000 per day.  The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel's pool earnings and the charter hire expense) will be shared with the owner of the vessel.

STI Spirit Credit Facility

On March 17, 2011, the Company drew down $27.3 million from a senior secured term loan facility with DVB Bank SE (“STI Spirit Credit Facility”).  The loan is secured by the STI Spirit, which was acquired on November 10, 2010.  The STI Spirit Credit Facility matures on March 17, 2018, and the loan bears interest at LIBOR plus a margin of 2.75% per annum.  The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity.  The quarterly installments, which commenced three months after the drawdown, were calculated using an 18 year amortization profile.  As of November 14, 2011, the facility was fully drawn down with an outstanding balance of $26.5 million.

Current Liquidity

As of November 14, 2011, the Company had [$21.7 million  in cash and $54.9 million available to draw down from its 2010 Credit Facility.

Debt

Debt Balance and Repayments

As of November 14, 2011 the Company’s outstanding debt balance is $138.9 million.

2011 Debt Repayments

The fourth quarter 2011 debt repayment for the STI Spirit Credit Facility and 2011 Credit Facility is $1.1 million in aggregate.  There are no principal payments due for the 2010 Credit Facility since the amount available is greater than the amount drawn.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of November 14, 2011 the Company has repurchased 723,665 shares for $5.5 million at an average price per share, including commissions, of $7.60.

Drydocks and Off-hire

The Venice was in drydock from the end of June 2011 through the beginning of July 2011.  The total cost incurred was approximately $1.2 million, and the vessel was offhire for 23 days.

The STI Harmony was in drydock in July 2011 for an estimated cost of $0.6 million and 21 days of offhire.

In July, the STI Coral was off-hire for 21 days due to mechanical problems.

The STI Highlander was in drydock from the end of September 2011 through the beginning of October 2011.  The total cost incurred was approximately $0.9 million and the vessel was offhire for 16 days.

Future payments for vessels under construction

The current estimated future payment dates and amounts are as follows*:

Q4 2011: $28,054,125
Q1 2012: $18,702,750
Q2 2012: $14,962,200
Q3 2012: $86,032,650
Q4 2012: $20,573,025

*These are estimates only and are subject to change as the construction progresses.

Explanation of Variances on the Third Quarter 2011 Financial Results

For the three months ended September 30, 2011, the Company incurred a net loss of $6.9 million compared to a net loss of $0.1 million in the three months ended September 30, 2010.  The following were the significant changes between the two periods:

●
Vessel revenue increased $8.1 million to $21.5 million as a result of an increase in the average number of operating vessels to 18.46 from 8.24 for the three month periods ended September 30, 2011 and 2010, respectively.  This increase was offset by a decrease in daily time charter equivalent per vessel, to $11,660 from $15,232 (see the breakdown of daily TCE averages below).

●
Vessel operating costs increased $2.5 million to $8.5 million as a result of the increase in the average number of operating vessels noted above, offset by a decrease in daily operating expenses to $7,660 from $7,954 for the three month periods ended September 30, 2011 and 2010, respectively.

●
Voyage expenses increased $0.2 million to $2.4 million.  The STI Coral and STI Diamond operated in the spot market for 163 days in the three months ended September 30, 2011 while the STI Conqueror, STI Matador, STI Gladiator and STI Highlander operating in the spot market for 140 days in the three months ended September 30, 2010.

●
Charter hire expense increased $7.4 million as a result of the delivery of the BW Zambesi in the fourth quarter of 2010, the Kraslava, Histria Azure and Krisjanis Valdemars in the first quarter of 2011, the Kazdanga in the second quarter of 2011 and the Histria Perla and Histria Coral in the third quarter of 2011.  See the Company’s Fleet List below for the terms of these agreements.

●
The increase in depreciation expense of $1.8 million to $5.2 million is a result of an increase in the average number of owned vessels to 12.00 from 8.24 for the three month periods ended September 30, 2011 and 2010, respectively.  This increase was partially offset by an increase in the estimated residual values of the Company’s owned vessels from the final quarter of 2010 onwards which resulted in a consequential reduction in depreciation.

●
The increase in general and administrative expense of $0.7 million to $2.9 million was primarily driven by an increase in the amortization of restricted stock as a result of the issuance of 290,000 restricted shares in January 2011.

●
Interest expense increased $0.7 million to $1.9 million as a result of interest expense on an average higher debt balance for the three months ended September 30, 2011 as compared to the three months ended September 30, 2010 in addition to fees associated with the undrawn portions of our 2010 and 2011 Credit Facilities.

●
In September 2011, we wrote off the value of the vessel purchase options on two, 2008 built LR1 ice class-1A product tankers for $0.1 million in total.  These purchase options were acquired as part of the acquisition of the STI Spirit in November 2010.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Profit or Loss

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Revenue:
Vessel revenue	$21,460,983	$13,358,211	$59,468,005	$26,775,939

Operating expenses:
Vessel operating costs	(8,492,911)	(6,032,457)	(23,330,876)	(11,339,231)
Voyage expenses	(2,412,195)	(2,136,453)	(4,147,621)	(2,509,862)
Charter hire	(7,359,310)	-	(15,536,259)	-
Depreciation	(5,169,926)	(3,371,725)	(13,434,476)	(6,673,217)
General and administrative expenses	(2,905,614)	(2,215,743)	(8,612,061)	(3,715,636)
Total operating expenses	(26,339,956)	(13,756,378)	(65,061,293)	(24,237,946)
Operating (loss)/income	(4,878,973)	(398,167)	(5,593,288)	2,537,993
Other (expense) and income, net
Interest expense	(1,879,512)	(1,220,498)	(5,360,447)	(1,917,063)
Realized (loss) on derivative financial instruments	-	-	-	(279,560)
Interest income	-	1,480	49,842	30,873
Other expenses, net	(126,123)	(31,496)	(137,128)	(456,418)
Total other expense, net	(2,005,635)	(1,250,514)	(5,447,733)	(2,622,168)
Net loss	$(6,884,608)	$(1,648,681)	$(11,041,021)	$(84,175)
Loss per share

Basic and diluted	$(0.22)	$(0.09)	$(0.40)	$(0.01)
Basic and diluted weighted average shares outstanding (1)	30,895,545	18,406,338	27,455,123	13,896,039

(1)
The effect of diluted weighted shares outstanding for the three and nine month periods ended September 30, 2011 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for this period.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of
	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$25,494,568	$68,186,902
Accounts receivable	20,114,445	7,354,252
Prepaid expenses	1,105,861	460,680
Inventories	2,917,339	1,286,507
Total current assets	49,632,213	77,288,341
Non-current assets
Vessels and drydock	393,212,372	333,425,386
Vessels under construction	18,886,075	-
Other assets	2,411,297	1,554,713
Total non-current assets	414,509,744	334,980,099
Total assets	$464,141,957	$412,268,440

Current liabilities
Bank loans	3,110,981	15,826,314
Accounts payable	4,709,896	3,173,505
Accrued expenses	1,973,767	1,123,351
Derivative financial instruments	125,851	-
Total current liabilities	9,920,495	20,123,170
Non-current liabilities
Bank loans	131,250,936	127,362,088
Derivative financial instruments	511,816	-
Total non-current liabilities	131,762,752	127,362,088
Total liabilities	141,683,247	147,485,258

Shareholders' equity
Issued, authorized and fully paid in share capital
Share capital	320,691	248,791
Additional paid in capital	325,885,347	255,003,984
Merger reserve*	-	13,292,496
Treasury shares	(4,246,854)	(2,647,807)
Hedging reserve	(637,667)	-
Retained earnings/(accumulated deficit)	1,137,193	(1,114,282)
Total shareholders' equity	322,458,710	264,783,182
Total liabilities and shareholders' equity	$464,141,957	$412,268,440

* In June 2011, Scorpio Tankers’ board of directors authorized the reclassification of the merger reserve within shareholders’ equity to retained earnings.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the nine months ended Sept 30,
	2011	2010

Operating activities
Net loss	$(11,041,021)	$(84,175)
Depreciation	13,434,476	6,673,217
Amortisation of restricted stock	2,492,624	531,178
Amortisation of deferred financing fees	651,127	138,941
Amortisation of acquired time charter contracts	-	1,771,151
Write off of vessel purchase options	126,337	-
Straight-line adjustment for charterhire expense	38,139	-
	5,701,682	9,030,312
Changes in assets and liabilities:
Drydock payments	(1,862,210)	(525,102)
Increase in inventories	(1,630,832)	(664,904)
Increase in accounts receivable	(12,760,193)	(5,225,192)
(Increase)/decrease in prepaid expenses	(645,181)	80,527
Increase in accounts payable	1,488,004	1,622,026
Increase in accrued expenses	803,350	1,737,312
Decrease in the value of derivative financial instruments	-	164,690
Interest rate swap termination payment	-	(1,850,000)
Decrease in shareholder receivable	-	1,928,253
Increase in other assets	(982,921)	-
	(15,589,983)	(2,732,390)
Net cash (outflow)/inflow from operating activities	(9,888,301)	6,297,922
Investing activities
Acquisition of vessels	(71,301,938)	(190,565,509)
Vessels under construction	(18,886,075)	-
Deposit on vessel purchases	-	(5,216,080)
Acquisition of time charter contracts	-	(2,344,495)
Other	-	(2,395)
Net cash outflow from investing activities	(90,188,013)	(198,128,479)
Financing Activities
Bank loan repayment	(74,576,166)	(41,225,388)
Bank loan drawdown	68,307,500	125,187,500
Debt issuance costs	(3,208,946)	(2,102,593)
Net proceeds from issuance of common stock	68,460,639	154,772,423
Repurchase of Treasury shares	(1,599,047)	(2,647,806)
Net cash inflow from financing activities	57,383,980	233,984,136
Increase in cash and cash equivalents	(42,692,334)	42,153,579
Cash and cash equivalents at January 1,	68,186,902	444,497
Cash and cash equivalents at September 30,	$25,494,568	$42,598,076

Supplemental information:
Interest paid	$4,389,092	$620,995

Average daily results for the three and nine months ended September 30, 2011 and 2010

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Average Daily Results
Time charter equivalent per day(1)	$11,660	$15,232	$13,304	$18,120
Vessel operating costs per day(2)	7,660	7,954	7,707	8,409

Aframax/LR2
TCE per revenue day - pool	16,986	-	14,789	-
TCE per revenue day - time charters	-	-	15,457	-
Vessel operating costs per day(2)	6,788	-	7,066	-

Panamax/LR1
TCE per revenue day - pool	11,776	15,697	13,666	17,541
TCE per revenue day - spot	-	1,894	-	1,894
TCE per revenue day - time charters	23,894	21,479	23,921	22,686
Vessel operating costs per day(2)	7,986	7,702	7,928	8,191

Handymax
TCE per revenue day - pool	8,914	9,971	11,587	9,971
TCE per revenue day - spot	-	7,373	-	8,302
Vessel operating costs per day(2)	7,774	8,335	7,746	9,166

MR
TCE per revenue day - spot	15,928	-	12,053	-
Vessel operating costs per day(2)	7,054	-	7,116	-

Fleet data
Average number of owned vessels	12.00	8.24	11.05	4.94
Average number of time chartered-in vessels	6.46	-	2.96	-
Drydock
Expenditures for drydock	$1,189,860	$893,719	$1,919,525	$893,719

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(2)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of November 14, 2011

				Ice
	Vessel Name	Year Built	DWT	Class		Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1	A	SHTP (2)	Handymax
2	STI Gladiator	2003	40,083	-		SHTP (2)	Handymax
3	STI Matador	2003	40,096	-		SHTP (2)	Handymax
4	STI Conqueror	2005	40,158	1	B	SHTP (2)	Handymax
5	STI Coral	2008	49,900	-		Spot	MR
6	STI Diamond	2008	49,900	-		Spot	MR
7	Noemi	2004	72,515	-		TC (3)	LR1
8	Senatore	2004	72,514	-		SPTP (4)	LR1
9	STI Harmony	2007	73,919	1	A	SPTP (4)	LR1
10	STI Heritage	2008	73,919	1	A	SPTP (4)	LR1
11	Venice	2001	81,408	1	C	SPTP (4)	Post-Panamax
12	STI Spirit	2008	113,100	-		SLR2P (5)	LR2
	Owned DWT		744,657
								Time Charter Info
								Daily Base
	Time Chartered-In vessels							Rate	Expiry (1)
13	Kraslava	2007	37,258	1	B	SHTP (2)	Handymax	$12,070	26-Jan-12
14	Krisjanis Valdemars	2007	37,266	1	B	SHTP (2)	Handymax	$12,000	14-Dec-11	(6)
15	Kazdanga	2007	37,312	1	B	SHTP (2)	Handymax	$12,345	27-Jun-12	(7)
16	Histria Azure	2007	40,394	-		SHTP (2)	Handymax	$12,250	06-Feb-12	(8)
17	BW Zambesi	2010	76,577	-		SPTP (4)	LR1	$13,850	11-Dec-11	(9)
18	Histria Perla	2005	40,471	-		SHTP (2)	Handymax	$13,000	15-Jul-13	(10)
19	Histria Coral	2006	40,426	-		SHTP (2)	Handymax	$13,000	17-Jul-13	(10)
20	Khawr Aladid	2006	106,003	-		SLR2P (5)	LR2	$12,000	25-Apr-12	(11)
	TC-IN DWT		415,707

	Total DWT		1,160,364

(1)	Redelivery to the charterer is plus or minus 30 days from the expiry date.
(2)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(3)	Noemi is time chartered by King Dustin, which is a related party. The daily time charter rate is $24,500 and the time charter expires on January 21, 2012, plus or minus 30 days.
(4)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(5)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(6)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby 50% the vessel's profits and losses above or below $12,000/day are split with the vessel owner.
(7)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,335/ day.
(8)
 The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,750/ day or $12,250/ day with a 50% profit sharing agreement whereby 50% of the profits over $12,250/day will be distributed to the vessel owner.

(9)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,850/ day.
(10)
 Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750/day and the rate for the second year is $13,250/day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.

(11)	The agreement contains options to extend for a period up to two years from delivery at $13,250 per day.

Business Strategy and Dividend Policy

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	increasing demand for refined products;
●	increasing ton miles (distance between new refiners and areas of demand); and
●	reduced order book

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.8 years and time charters-in one LR2 tanker, one LR1 tanker and six Handymax tankers.  Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616

Non-GAAP Measure

This press release describes operating cash flow before changes in asset and liabilities which is not a cash flow measure prepared in accordance with IFRS (i.e. “Non GAAP” measure). The Non GAAP measure is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s cash performance. This Non GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Reconciliation of Net cash (outflow)/inflow from operating activities to Operating Cash Flow before Changes in Assets and Liabilities

	For the nine months ended Sept 30,
	2011	2010
Net cash (outflow)/inflow from operating activities	$(9,888,301)	$6,297,922
Changes in assets and liabilities:
Drydock payments	1,862,210	525,102
Increase in inventories	1,630,832	664,904
Increase in accounts receivable	12,760,193	5,225,192
(Increase)/decrease in prepaid expenses	645,181	(80,527)
Increase in accounts payable	(1,488,004)	(1,622,026)
Increase in accrued expenses	(803,350)	(1,737,312)
Decrease in the value of derivative financial instruments	-	(164,690)
Interest rate swap termination payment	-	1,850,000
Decrease in shareholder receivable	-	(1,928,253)
Increase in other assets	982,921	-
Operating cash flows before changes in assets and liabilities	$5,701,682	$9,030,312